Exhibit 12.1
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2014	2013(1)		2012(1)	2011(1)	2010(1)
Earnings:
(Loss) income from continuing operations before income tax expense and equity in earnings of investees	$(63)	$(62,034)		$84,484	$53,992	$10,406
Gains on equity transactions of investees	(17,020)	—		(7,246)	(11,177)	(34,808)
Fixed charges	143,838	174,753		204,244	195,024	183,433
Distributions from investees	20,680	24,079		16,816	16,617	16,119
Adjusted Earnings	$147,435	$136,798		$298,298	$254,456	$175,150

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$143,838	$174,753		$204,244	$195,024	$183,433
Total Fixed Charges	$143,838	$174,753		$204,244	$195,024	$183,433

Ratio of Earnings to Fixed Charges	1.0x	0.8x	(2)	1.5x	1.3x	1.0x	(3)

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $37,995.

(3)	The deficiency for this period was $8,283.